Hui Ying Financial Holdings Corporation

Building C9, Suning Tianyu Int’l Plaza
No. 99 Danba Road, Putuo District
Shanghai, China
+86 21-23570077

September 12, 2019

VIA EDGAR

Lisa M. Kohl for

Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Hui Ying Financial Holdings Corporation
Registration Statement on Form S-1
File No. 333-219451

REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

On July 26, 2017, Hui Ying Financial Holdings Corporation (the “Company”), filed Registration Statement No. 333-219451 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Please direct any questions or comments regarding this request to our outside counsel, Anthony W. Basch, Kaufman & Canoles, P.C., Two James Center, 14th Floor, 1021 E. Cary St., Richmond, VA 23219, (804) 771.5725, awbasch@kaufcan.com.

Very truly yours,

Hui Ying Financial Holdings Corporation

By:	/s/ Bodang Liu
Name:	Bodang Liu
Title:	Principal Executive Officer